

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 30, 2022

Robert Steele
Chief Executive Officer
THUMZUP MEDIA Corp
11845 W Olympic Blvd,
Suite 1100W #13
Los Angeles, CA 90064

> **Re: THUMZUP MEDIA Corp**
> **Offering Statement on Form 1-A**
> **Filed November 17, 2022**
> **File No. 024-12067**

Dear Robert Steele:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

Plan of Distribution and Selling Shareholders, page 24

1.   We note your statement that Dalmore Group will not be engaged as a placement agent but will "assist with the share sales in exchange for a 1% commission." Please clarify the role of the Dalmore Group and provide support for your belief that Dalmore Group is not acting as a placement agent.

General

2.   We note your stated intention to offer bonus shares to early investors, while conducting your offering to the public at a fixed price. Please provide your analysis as to the company's eligibility to conduct such an offering under Regulation A. In this regard, it appears that the use of bonus shares in this manner would constitute a delayed primary offering. Refer to Securities Act Rule 251(d)(3)(F)(ii).

3.   We note your disclosure that the impetus for issuing bonus shares is to reach the requisite number of shareholders and shareholder's equity to meet the listing criteria of a national exchange. Please provide more detail regarding the company's intention to uplist to a national exchange. If qualifying for listing on a national exchange is a condition to this offering, please include the appropriate disclosures on the cover page. Additionally, revise the summary and risk factors section to include cautionary language highlighting that the company may never meet the listing criteria of a national exchange, and that investors could be left holding illiquid securities.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Technology

cc: Joseph Nunziata